                                                                   EXHIBIT 11.1

                               USWEB CORPORATION
                       CALCULATION OF NET LOSS PER SHARE

                                               HISTORICAL (1)     PRO FORMA (2)
                                              ------------------  -------------
                                                 YEAR ENDED
                                                DECEMBER 31,       YEAR ENDED
                                              ------------------  DECEMBER 31,
                                                1996      1997        1997
                                              --------  --------  -------------
Net loss....................................  $(13,808) $(58,336)   $(84,939)
                                              --------  --------    --------
Weighted average common shares outstanding..     5,620    11,547      15,719
Add: Common shares probable of issuance at
 the end of contingency periods based upon
 earn-out criteria..........................       --        162         418
Shares deemed outstanding under stock bonus
 arrangements for employees of acquired com-
 panies.....................................       --        484       1,658
                                              --------  --------    --------
Total weighted average common shares out-
 standing...................................     5,620    12,193      17,795
                                              ========  ========    ========
Basic and diluted net loss per share........  $  (2.46) $  (4.78)   $  (4.77)
                                              ========  ========    ========

---------------------
(1) The Company computes net loss per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share" and SEC Staff Accounting Bulletin No. 98. Under SFAS No. 128 and SAB No. 98, Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The weighted average shares outstanding excludes acquisition shares held in escrow that, based on currently available information, are not probable of issuance and includes shares which, based upon currently available information, are probable of issuance at the end of the contingency periods. The computation of Diluted net loss per share excludes Mandatorily Redeemable Convertible Preferred Stock prior to its conversion date and outstanding stock options and warrants as their effect is antidilutive. Common shares deemed outstanding under stock bonus arrangements for employees of acquired companies is computed for each period by dividing cumulative deferred compensation expense recognized in the statement of operations by the weighted average price of the Company's Common Stock during the period.
(2) Pro forma net loss per share is computed on the basis described in (1) above and giving effect to amortization of deferred compensation expense related to acquired companies as if acquired on January 1, 1997.